December 19, 2024

Kevin Charlton
Chief Executive Officer
NewHold Investment Corp. III
52 Vanderbilt Avenue
Suite 2005
New York, NY 10017

       Re: NewHold Investment Corp. III
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 6, 2024
           CIK No. 0002043699
Dear Kevin Charlton:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2024, letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Cover Page

1. We note your revised disclosure referencing a 30-day cure period for any applicable extension payment. Please revise as appropriate to explain the purpose of this cure period.
2. We acknowledge your revised disclosures in response to prior comment 1. Please also revise to add disclosure regarding the compensation to management through grants of membership interests in your sponsor to your management, as you disclose elsewhere in your prospectus, as well as any conflicts of interest that may arise from such
 December 19, 2024
Page 2

       ownership.
Summary
Founder Shares, page 25

3. We note your response to prior comment 6 of our letter. However, as previously stated, please revise to disclose whether your sponsor, officers and directors have agreed to vote private shares in favor of the initial business combination. Please also revise, here and elsewhere as appropriate, to clarify whether they have waived rights to liquidating distributions for private shares.
Risk Factors, page 54

4. We note your response to comment 3 of our letter and also note your response indicates that you revised page 92. However, we were not able to locate your revision.
       Please revise to add risk factor disclosure to describe the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject you to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax. We also note that your revised cover page disclosure now indicates that you do not intend to use the trust account proceeds and interest earned thereon to pay any taxes, which conflicts with disclosures elsewhere in your prospectus. Please revise to address this inconsistency.
       Please contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Giovanni Caruso, Esq.